Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Livent Corporation:

We consent to the use of our reports dated February 26, 2021, except as to Notes 2, 3, 9, 10 and 13 with respect to the effects of the Company’s change in accounting for convertible debt on January 1, 2021 due to the adoption of Accounting Standards Update No. 2020-06 Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, as described in Note 3, as to which the date is June 9, 2021, with respect to the consolidated balance sheets of Livent Corporation as of December 31, 2020 and 2019, the related consolidated and combined statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10‑K of Livent Corporation,  incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated February 26, 2021, except as to Notes 2, 3, 9, 10 and 13 with respect to the effects of the Company’s change in accounting for convertible debt on January 1, 2021 due to the adoption of Accounting Standards Update No. 2020-06 Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, as described in Note 3, as to which the date is June 9, 2021 refers to a change in the accounting method for leases and a change in the accounting method for convertible debt.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 9, 2021